United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of     November 13     , 2006.

Commission File Number             001-14804

OAO TATNEFT (also known as TATNEFT)
(Translation of Registrants' Name into English)
75 Lenin Street Almetyevsk, Tatarstan 423450 Russian Federation
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes       No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes       No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes       No

November 13, 2006

On November 13, 2006, OAO Tatneft published on its web-site the following unaudited consolidated U.S. GAAP financial statements for the six months ended June 30, 2006:

TATNEFT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED IN ACCORDANCE WITH U.S. GAAP)

SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

The interim consolidated financial statements were prepared by OAO Tatneft in accordance with U.S. GAAP and have not been audited or reviewed by our independent auditor.

TATNEFT
Interim Consolidated Balance Sheets (Unaudited)
(in millions of Russian Roubles)

	Notes	At June 30, 2006	At December 31, 2005
Assets
Cash and cash equivalents		16,258	18,031
Restricted cash	4	141	153
Accounts receivable, net	5	27,966	20,207
Due from related parties	18	14,235	14,417
Short-term investments	6	17,497	5,116
Current portion of loans receivable and advances, net	9	4,009	1,652
Inventories	7	9,503	9,948
Prepaid expenses and other current assets	8	18,795	21,653
Total current assets		108,404	91,177
Long-term loans receivable and advances, net	9	5,904	5,867
Due from related parties	18	4,175	2,561
Long-term investments	6	12,379	8,327
Property, plant and equipment, net	10	172,729	174,212
Total assets		303,591	282,144
Liabilities and shareholders’ equity
Short-term debt and current portion of long-term debt	11	3,412	5,857
Notes payable	12	367	384
Trade accounts payable		5,404	4,409
Due to related parties	18	957	1,458
Other accounts payable and accrued liabilities	13	12,759	7,097
Capital lease obligations	10	547	630
Taxes payable	14	8,707	9,310
Total current liabilities		32,153	29,145
Long-term debt, net of current portion	11	1,045	1,765
Notes payable	12	705	403
Due to related parties	18	426	448
Asset retirement obligations, net of current portion	10	27,370	26,230
Deferred tax liability	14	21,124	21,619
Capital lease obligations, net of current portion	10	235	124
Total liabilities		83,058	79,734
Minority interest		3,821	3,689
Shareholders’ equity
Preferred shares (authorized and issued at June 30, 2006 and December 31, 2005 — 147,508,500 shares; nominal value at June 30, 2006 and December 31, 2005 — RR1.00)	15	148	148
Common shares (authorized and issued at June 30, 2006 and December 31, 2005 — 2,178,690,700 shares; nominal value at June 30, 2006 and December 31, 2005 — RR1.00)	15	2,179	2,179
Additional paid-in capital		89,752	89,742
Accumulated other comprehensive income		402	336
Retained earnings		129,136	111,214
Less: Common shares held in treasury, at cost (178,440,892 shares at June 30, 2006 and December 31, 2005)		(4,905)	(4,898)
Total shareholders’ equity		216,712	198,721
Total liabilities and shareholders’ equity		303,591	282,144

TATNEFT
Interim Consolidated Statements of Operations and Comprehensive Income (Unaudited)
(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Sales and other operating revenues, including excise tax and export duties	14,17	160,860	138,816	85,035
Costs and other deductions
Operating		23,170	18,803	15,365
Purchased oil and refined products		17,750	25,071	12,599
Exploration		235	389	422
Transportation		3,438	5,031	4,492
Selling, general and administrative		9,485	9,201	8,190
Bad debt charges and credits, net		(84)	145	279
Depreciation, depletion and amortization	17	5,960	5,225	4,516
Loss on disposals of property, plant and equipment and impairment of investments	9,10	3,249	809	337
Taxes other than income taxes	14	72,538	50,082	23,606
Maintenance of social infrastructure	10	23	62	149
Transfer of social assets	10	35	515	147
Total costs and other deductions		135,799	115,333	70,102
Other income (expenses)
Earnings from equity investments	6	876	493	219
Foreign exchange gain / (loss)		(1,404)	(4)	123
Interest income		917	362	168
Interest expense		(367)	(566)	(1,647)
Other (loss) / income, net		1,001	(1,134)	(180)
Total other income (expenses)		1,023	(849)	(1,317)
Income before income taxes, minority interest and cumulative effect of change in accounting principle		26,084	22,634	13,616
Income taxes
Current income tax		(8,201)	(6,330)	(3,900)
Deferred benefit / (expense)		353	(420)	94
Total income tax expense	14	(7,848)	(6,750)	(3,806)
Income before minority interest and cumulative effect of change in accounting principle		18,236	15,884	9,810
Minority interest		(314)	(87)	(316)
Net income		17,922	15,797	9,494
Foreign currency translation adjustments		66	216	(176)
Unrealized holding gains on available-for-sale securities, net of tax		—	—	50
Less: transfer of realized gains included in net income, net of tax		—	(19)	(43)
Comprehensive income		17,988	15,994	9,325

TATNEFT
Interim Consolidated Statements of Operations and Comprehensive Income (Unaudited)
(in millions of Russian Roubles, except per share information)

	Notes	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Basic net income per share (RR)	15
Common		8.34	7.45	4.40
Preferred		8.34	7.47	5.07
Diluted net income per share (RR)	15
Common		8.31	7.44	4.40
Preferred		8.31	7.46	5.07
Weighted average common shares outstanding (millions of shares)	15
Basic		2,000	1,997	1,986
Diluted		2,009	2,001	1,986
Weighted average preferred shares outstanding (millions of shares)	15
Basic		148	148	148
Diluted		148	148	148

TATNEFT
Interim Consolidated Statements of Cash Flows (Unaudited)
(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Operating activities
Net income		17,922	15,797	9,494
Adjustments:
Minority interest		314	87	316
Depreciation, depletion and amortization	17	5,960	5,225	4,516
Net barter settlements		5	(266)	(373)
Deferred income tax expense (benefit)		(353)	420	(94)
Disposals and impairments		3,249	809	337
Net realized (gain) / loss on available-for-sale securities		—	(19)	7
Effects of foreign exchange		(1,338)	273	(178)
Undistributed earnings of equity investments		(493)	(423)	(184)
Transfer of social assets		35	515	147
Accretion of asset retirement obligation		1,313	1,190	851
Other		(346)	(149)	(199)
Changes in operational working capital, excluding cash:
Accounts receivable		(7,950)	(5,066)	(1,778)
Inventories		280	52	587
Prepaid expenses and other current assets		4,020	3,066	3,292
Trading securities		(11,147)	(312)	(2,060)
Certificates of deposit		(1,250)	—	—
Related parties		(1,954)	7,756	(11,499)
Loans receivable and advances		(4,709)	(846)	(1,196)
Notes receivable		1,528	(3,991)	335
Trade accounts payable		1,188	(2,557)	2,651
Other accounts payable and accrued liabilities		5,160	(2,004)	(677)
Taxes payable		(367)	766	(778)
Net cash provided by operating activities		11,067	20,323	3,517
Investing activities
Additions to property, plant and equipment		(5,973)	(5,329)	(4,763)
Proceeds from disposals of property, plant and equipment		2,214	737	318
Proceeds from disposal / maturity of investments		(34)	(8,023)	53
Purchase of investments		(6,349)	(917)	(1,076)
Net change in loans given to bank customers		—	(710)	(3,558)
Change in restricted cash		12	(7)	472
Net cash used in investing activities		(10,130)	(14,249)	(8,554)

TATNEFT
Interim Consolidated Statements of Cash Flows (Unaudited)
(in millions of Russian Roubles)

	Notes	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Financing activities
Proceeds from issuance of debt		14,995	27,724	56,585
Repayment of debt		(17,412)	(35,357)	(49,473)
Repayment of capital lease obligations		(625)	—	—
Net increase in banking customer deposits		—	193	(465)
Net increase / (decrease) in banking customer deposits with related parties		—	—	(100)
Dividends paid		(69)	—	—
Purchase of treasury shares		(24)	(152)	(312)
Proceeds from sale of treasury shares		27	227	210
Proceeds from issuance of shares by subsidiaries		398	63	—
Net cash (used in) / provided by financing activities		(2,710)	(7,302)	6,445
Effect of foreign exchange on cash and cash equivalents		—	—	—
Net change in cash and cash equivalents		(1,773)	(1,228)	1,408
Cash and cash equivalents at beginning of period		18,031	18,100	8,450
Cash and cash equivalents at end of period		16,258	16,872	9,858

TATNEFT
Interim Consolidated Statements of Shareholders' Equity (Unaudited)
(in millions of Russian Roubles)

	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred shares:
Balance at January 1 and June 30 (shares in thousands)	147,509	148	147,509	148	147,509	148
Common shares:
Balance at January 1 and June 30 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179
Treasury shares, at cost:
Balance at January 1	178,441	(4,898)	185,560	(5,129)	191,430	(5,143)
Purchases	163	(23)	5,378	(238)	10,920	(1,181)
Sales	(163)	16	(12,497)	469	(16,790)	1,195
Balance at June 30 and December 31 (shares in thousands)	178,441	(4,905)	178,441	(4,898)	185,560	(5,129)
Additional paid-in capital
Balance at January 1		89,742		89,625		89,516
Treasury share transactions		10		117		109
Balance at June 30 and December 31		89,752		89,742		89,625
Accumulated other comprehensive income
Balance at January 1		336		180		189
Foreign currency translation adjustments		66		175		15
Unrealized holding gains on available-for-sale securities, net of tax		—		—		19
Transfer of realized gains included in net income, net of tax		—		(19)		(43)
Balance at June 30 and December 31		402		336		180
Retained earnings
Balance at January 1		111,214		83,473		62,291
Net income		17,922		28,242		23,410
Dividends		—		(501)		(2,228)
Balance at June 30 and December 31		129,136		111,214		83,473
Total shareholders' equity at June 30 and December 31		216,712		198,721		170,476

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 1:    Organization

OAO Tatneft (the ‘‘Company’’) and its subsidiaries (jointly referred to as ‘‘the Group’’) are engaged in crude oil exploration, development and production principally in the Republic of Tatarstan (‘‘Tatarstan’’), a republic within the Russian Federation. The Group also engages in refining and marketing of crude oil and refined products and petrochemical and banking activities, as further described in Note 17.

In 2005 the Company disposed of a 26.75% interest in OAO Bank Zenit (‘‘Bank Zenit’’) and all of its interest in AB Devon-Credit (‘‘Bank Devon-Credit’’). The Group now accounts for its investments in Banking Group Zenit-Devon-Credit under the equity method. As the results of operations, financial position and cash flows of these entities were included in the Group’s consolidated financial statements in prior periods, such periods may not be comparable with the current year presentation.

The Company was incorporated as an open joint stock company effective January 1, 1994 (the ‘‘privatization date’’) pursuant to the approval of the State Property Management Committee of the Republic of Tatarstan (the ‘‘Government’’). All assets and liabilities previously managed by the production association Tatneft, Bugulminsky Mechanical Plant, Menzelinsky Exploratory Drilling Department and Bavlinsky Drilling Department were transferred to the Company at their book value at the privatization date in accordance with Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint-Stock Companies. Such transfers are considered transfers between entities under common control at the privatization date, and have been recorded at book value.

At June 30, 2006, the Government, through its wholly owned company, OAO Svyazinvestneftekhim, held 36% of the common shares of the Company. As further described in Note 15, the Government owns a ‘‘Golden Share’’ which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise significant influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal influence. The Government has used its influence in the past to facilitate actions that may not maximize shareholder value, such as maintaining employment levels, increasing expenditure on social assets, selling oil to certain customers, transferring exploration or production licenses to small Tatarstan oil companies (including companies not affiliated with the Group), acquiring specified companies or taking actions to raise funds for the benefit of Tatarstan (see Notes 8, 9, 10, 14, 15, 18, 20 and 21).

The Government of Tatarstan controls a number of the Group's suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group's ultimate customers, such as OAO Nizhnekamskneftekhim (‘‘Nizhnekamskneftekhim’’), the principal petrochemical company in Tatarstan. Consequently, the Group may be subject to pressures to enter into transactions that the Group might not otherwise contemplate with suppliers and contractors controlled by the Government. Related party transactions are further disclosed in Note 18.

On June 30, 2006, the Company’s Board of directors approved a plan to remove the Company’s securities from listing on the New York Stock Exchange (the ‘‘NYSE’’). On August 18, 2006, the Company notified the NYSE of its intention to delist its securities and on September 5, 2006, the Company filed Form 25 with the SEC to remove its securities from listing on the NYSE. The Company’s application on Form 25 became effective and the trading of its securities on the NYSE ceased on September 14, 2006. As a result the Company’s depositary receipts are no longer listed on the NYSE. These steps have been taken by the Company with a view to terminate the registration of its securities with the SEC. The Company intends to file an application to terminate the registration of its securities with the SEC when circumstances permit. Once the Company’s application to terminate the registration of its securities with the SEC becomes effective, the Company will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, including the filing of annual report on Form 20-F.

Note 2:    Basis of Presentation

The Group maintains its accounting records and prepares its statutory financial statements principally in accordance with the Regulations on Accounting and Reporting of the Russian Federation (‘‘RAR’’). The accompanying financial statements have been prepared from these accounting records and

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 2:    Basis of Presentation (continued)

adjusted as necessary to comply with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). The principal differences between RAR and US GAAP relate to: (1) valuation and depreciation of property, plant and equipment; (2) foreign currency translation; (3) deferred income taxes; (4) valuation allowances for unrecoverable assets; (5) capital leases; (6) stock option transactions; (7) accounting for investments in oil and gas property and conveyances; (8) recognition and disclosure of guarantees, contingencies and commitments; (9) accounting for asset retirement obligation; (10) business combinations and goodwill; and (11) consolidation and accounting for subsidiaries, equity investees and variable interest entities (‘‘VIEs’’).

Use of estimates in the preparation of financial statements.    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. While management uses its best estimates and judgments, actual results could differ from those estimates and assumptions used. Among the estimates made by the management are: in-process inventories, assets valuation allowances, depreciable lives, oil and gas reserves, dismantling costs and income taxes.

Foreign currency transactions and translation.    The functional currency of the Group, except for subsidiaries located outside of the Russian Federation is the Russian Rouble because the majority of its revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian Roubles. Accordingly, transactions and balances not already measured in Russian Roubles (primarily US Dollars) have been re-measured into Russian Roubles in accordance with the relevant provisions of US Statement of Financial Accounting Standards (‘‘SFAS’’) No. 52, ‘‘Foreign Currency Translation’’.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in Russian Roubles are credited or charged to operations.

For operations of subsidiaries located outside of the Russian Federation, that primarily use US Dollars as the functional currency, adjustments resulting from translating foreign functional currency assets and liabilities into Russian Roubles are recorded in a separate component of shareholders’ equity entitled accumulated other comprehensive income. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Exchange rates, restrictions and controls.    At present, the Russian Rouble is not a fully convertible currency outside of the Russian Federation and, further, the Company throughout 2005 was required to sell up to 10% (from December 27, 2004) of its hard currency earnings for Russian Roubles. In May 2006, the Central Bank abolished the requirement to convert hard currency proceeds. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (‘‘CBR’’). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. Accordingly, the translation of foreign currency denominated assets and liabilities into Russian Roubles does not indicate that the Group could realize or settle, in Russian Roubles, the reported values of these assets and liabilities. The official rate of exchange of the Russian Rouble (‘‘RR’’) to the US Dollar (‘‘US $’’) at June 30, 2006 and December 31, 2005 was RR 27.08 and RR 28.78 to US $1.00, respectively.

Barter transactions.    Transactions settled by barter are included in the accompanying interim consolidated balance sheets and statements of operations on the same basis as cash transactions.

Barter transactions relate to sales of crude oil and refined products and are generally transacted through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at fair value as disclosed in Note 3 ‘‘Non-monetary transactions’’.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 2:    Basis of Presentation (continued)

Reclassifications.    Certain reclassifications have been made to previously reported balances to conform to the current year’s presentation; such reclassifications have no effect on net income or shareholders’ equity.

Principles of consolidation and long-term investments.    The accompanying consolidated financial statements include the operations of all majority-owned, controlled subsidiaries and VIEs, if any, where the Group is the primary beneficiary. Joint ventures and affiliates in which the Group has significant influence but not control are accounted for using the equity method. Intercompany transactions and accounts are eliminated on consolidation. Other long-term investments are carried at cost and adjusted for estimated impairment. The Group reviews equity method investments for impairment whenever events or changes in circumstances indicate that an other-than-temporary decline in value has occurred. The amount of the impairment is based on quoted market prices, where available, or other valuation techniques, including discounted cash flows.

Note 3:    Summary of Significant Accounting Policies

Cash equivalents.    Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities within three months from their date of purchase. They are carried at cost plus accrued interest, which approximate fair value.

Inventories.    Inventories of crude oil, refined oil products, materials and supplies, and finished goods are valued at the lower of cost or net realizable value. For inventories valued at cost, the Group uses the weighted-average-cost method. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/non-recurring costs or research and development costs.

Short-term investments.    Short-term investments consist of certificates of deposit, debt and equity securities classified as available-for-sale or trading. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried at estimated fair values on the consolidated balance sheet. Unrealized gains and losses on available-for-sale securities are reported net as increases or decreases to accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on available-for-sale securities.

Securities classified as trading are bought and held principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated balance sheet. In determining fair value, trading securities are valued at the last trade price if quoted on an exchange or, if traded over-the-counter, at the last bid price. Unrealized and realized gains and losses on trading securities are included in other income of the interim consolidated statements of operations and comprehensive income.

If the decline in fair value of an investment below the accounting basis is other-than-temporary, the carrying value of the securities is reduced and a loss in the amount of any such decline is recorded. No such reductions have been required during the past three years.

Sale and repurchase agreements and lending of securities.    Sale and repurchase agreements are treated as secured financing transactions. Securities sold under sale and repurchase agreements are included in trading securities. The corresponding liability is presented within short-term and long-term debt as well as banking customer deposits. Securities purchased under agreements to resell (‘‘reverse repurchase’’) are recorded as loans receivable and advances. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the repurchase agreements using the effective interest method.

Securities lent to counterparts are retained in the interim consolidated financial statements. Securities borrowed are not recognized in the interim consolidated financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded within gains less losses arising from trading securities in the interim consolidated statements of operations and comprehensive income. The obligation to return them is recorded at fair value as a trading liability.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Trade accounts receivable and allowances for doubtful accounts.    Trade accounts receivable are stated at their principal amounts outstanding net of allowances for doubtful accounts. Specific allowances are recorded against trade receivables whose recovery or collection has been identified as doubtful. An estimated allowance is recorded against trade receivables which are inherent in the portfolio but which at the date of preparing the financial statements have not been specifically identified, as doubtful. Estimates of allowances require the exercise of judgment and the use of assumptions.

Loans receivable and allowances for impairment.    Loans originated by the Group by providing money directly to the borrower are carried at amortized cost less allowance for loan impairment. Loans are recognized when cash is advanced to borrowers.

The allowance is equal to the difference between the carrying amount and estimated recoverable amount, calculated as the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the loan’s interest rate at inception.

The allowance for loan impairment also covers losses where there is objective evidence that probable losses are present in components of the loan portfolio at the balance sheet date. These have been estimated based on historical patterns of losses in each component and the credit ratings assigned to the borrowers, and reflect the current economic environment in which the borrowers operate.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after the necessary legal procedures have been completed and the amount of the loss has been determined. Recoveries of amounts previously written off are credited to the related allowance for impairment.

If the required allowance for loan impairment subsequently decreases due to an event occurring after the write-down, the release of the allowance is credited to other net-banking line in the interim consolidated statements of operations and comprehensive income.

Oil and gas exploration and development cost.    Oil and gas exploration and production activities are accounted for using the successful efforts method whereby costs of acquiring unproved and proved oil and gas property as well as costs of drilling and equipping productive wells, including development dry holes, and related production facilities are capitalized. Exploration expenses, including geological and geophysical expenses and the costs of carrying and retaining undeveloped properties, are expensed as incurred. The costs of exploratory wells that find oil and gas reserves are capitalized pending determination of whether proved reserves have been found. If proved reserves are not found exploratory well costs are expensed. In an area requiring a major capital expenditure before production can begin, an exploratory well remains capitalized if sufficient reserves are discovered to justify its completion as a production well, and additional exploration drilling is underway or firmly planned. The Group does not capitalize the costs of other exploratory wells for more than one year unless proved reserves are found.

Impairment of long-lived assets.    Long-lived assets, including proved oil and gas properties at a field level, are assessed for possible impairment in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’. Property, plant and equipment used in operations are assessed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recovered. If the carrying amounts are not expected to be recovered by undiscounted pretax future cash flows, the assets are impaired and an impairment loss is recorded through additional amortization or depreciation provisions in the periods in which the determination of impairment is made. The amount of impairment is determined based on the estimated fair value of the assets determined by discounting anticipated future net cash flows or based on quoted market prices in active markets, if available. In the case of oil and gas fields, the net present value of future cash flows is based on management’s best estimate of future prices, which is determined with reference to recent historical prices and published forward prices, applied to projected production volumes of individual fields and discounted at a rate commensurate with the risks involved. The projected production volumes represent reserves, including risk-adjusted probable reserves, expected to be produced based on a stipulated amount of capital expenditures. The production volumes, prices and timing of production are consistent with internal

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

projections and other externally reported information. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’ requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets – generally on a field-by-field basis for exploration and production assets, at an entire complex level for refining assets or at a site level for service stations. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell. Acquisition costs of unproved oil and gas properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization.    The Group calculates depletion expense for acquisition costs of proved properties using the units-of-production method over proved oil and gas reserves. Depreciation and depletion expense for oil and gas production equipment and wells is calculated using the units-of-production method for each field over proved developed oil and gas reserves. Depreciation of all other plant and equipment is determined on the straight-line method based on estimated useful lives which are as follows:

Years
Buildings and constructions	25-33
Machinery and equipment	5-15

Maintenance and repair.    Maintenance and repairs, which are not significant improvements, are expensed when incurred.

Capitalized interest.    Interest from external borrowings is capitalized on major projects. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets. Since there were no projects which qualified for interest capitalization, no interest was capitalized during the periods ended June 30, 2006, 2005 or 2004.

Asset retirement obligations. Effective January 1, 2003, the Group adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ (‘‘SFAS 143’’), which applies to legal obligations associated with the retirement and removal of tangible long-lived assets. The Group recognizes a liability for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred. The Group capitalizes the associated asset retirement costs as part of the carrying amount of the long-lived assets. Over time the liability is increased for the change in its present value, and the capitalized cost in properties, plant and equipment is depreciated on a units-of-production basis over the useful life of the related assets.

Property dispositions.    When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the interim consolidated statements of operations and comprehensive income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

Capital leases.    Capital leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liabilities. Interest charges are charged directly to the interim consolidated statements of operation and comprehensive income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term unless the leased assets are capitalized by virtue of the terms of the lease agreement

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

granting the Group with ownership rights over the leased assets by the end of the lease term or containing a bargain purchase option. In this case, capitalized assets are depreciated over the estimated useful life of the asset regardless of the lease term. Depreciation of assets held under capital leases is included in depreciation, depletion and amortization charge.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as an expense in the interim consolidated statements of operation and comprehensive income on a straight-line basis over the lease term.

Environmental expenditures.    Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and do not have a future economic benefit, are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or cleanups are probable and the costs can be reasonably estimated.

Pension and post-employment benefits.    The Group’s mandatory contributions to the governmental and discretionary non-governmental defined contribution pension schemes are expensed when incurred. The amount of contributions, frequency of payments and other conditions of non-governmental pension plans are regulated by the ‘‘Statement of National non-governmental pension fund of OAO ‘‘Tatneft’’ and the contracts concluded between the Company or its subsidiaries and non-profit organization ‘‘National non-governmental pension fund’’. In accordance with these contracts the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. In accordance with the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees, the Group is obligated to pay certain post-employment benefits the amounts of which are either fixed or depend on the governmental pension amount or at the full discretion of the Group’s management. In 2006, 2005 and 2004 the contributions to non-governmental pension plans and post-employment benefit payments were not material.

Revenue recognition.    Revenues from the production and sale of crude oil, petroleum and chemical products and all other products are recognized when deliveries of products to final customers are made, title passes to the customer, collection is reasonably assured and sales price to final customers is fixed or determinable. Revenues include the sales portion of contracts involving purchases and sales necessary to reposition supply to address location or quality or grade requirements (e.g., when the Group repositions crude by entering into a contract with a counter party to sell crude in one location and purchase it in a different location) and sales related to purchase for resale activity.

Bank interest income and expense are recognized on an accrual basis calculated using the effective interest method. The recognition of contractual interest income is suspended when loans become overdue by more than ninety days or when management believes that interest is not collectible. When interest accruals are suspended, interest accrued in a prior year is charged against the allowance for loan impairment while interest accrued in the current year but unpaid is reversed and charged against interest income. Loans are returned to accrual status when, in management’s judgment, the borrower’s ability to make periodic interest and principal payments has improved and payments are made timely over an approximately six month period. Until the loan is returned to accrual status, payments by borrower are applied to loan principal. Bank interest is included on a net basis in sales and other operating revenues in the interim consolidated statement of operations and comprehensive income since management believes that the activities of the banks are one of the core activities of the Group.

Shipping and handling costs.    Shipping and handling costs are included in Transportation expenses caption in the interim consolidated statements of operation and comprehensive income.

Non-monetary transactions.    In accordance with Accounting Principles Board Statement No. 29, ‘‘The Accounting for Non-monetary Transactions’’ (‘‘APB 29’’) such transactions are recorded based on the fair values of the assets (or services) involved which is the same basis as that used in monetary

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

transactions. Thus, the cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss is recognized on the exchange if the carrying amount of the asset surrendered differs from its fair value. The fair value of the asset received is used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Income taxes.    Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, except for deferred taxes on income considered to be permanently reinvested in foreign subsidiaries. Deferred tax assets and liabilities are measured using enacted tax rates in the periods in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is unlikely such assets will be realized.

Minority interest.    Minority interest represents the minority shareholders’ proportionate share of the equity of the Group’s subsidiaries. This has been calculated based upon the minority interest ownership percentage of these subsidiaries. The Company does not own any preference shares in subsidiaries.

Net income per share.    Basic income per share is calculated using the two class method of computing income per share. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed. Diluted income per share reflects the potential dilution arising from options granted to senior managers and the Directors of the Group.

In March 2004, the Emergency Issue Task Force (‘‘EITF’’) reached a consensus on Issue 03-6, ‘‘Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share’’, that explained how to determine whether a security should be considered a ‘‘participating security’’ and how income should be allocated to a participating security when using the two-class method for computing basic income per share. The adoption of this standard in 2004 did not have a material impact on the Group's income per share calculation.

Treasury shares.    Common shares of the Company owned by the Group at the balance sheet date are designated as treasury shares and are recorded at cost using the weighted-average method. Gains on the resale of treasury shares are credited to additional paid-in capital whereas losses are charged to additional paid-in capital to the extent that previous net gains from resale are included therein or otherwise to retained earnings.

Guarantees.    The Group recognizes a liability for the fair value of the obligation it assumes under the guarantee in accordance with the provisions of Financial Accounting Standard Board (‘‘FASB’’) issued Interpretation No. 45, ‘‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’.

Recent accounting pronouncements:

Variable interest entities.    In January 2003, FASB issued FIN 46 and in December 2003, FASB issued a revised interpretation of FIN 46 (‘‘FIN 46-R’’), which superseded FIN 46 and clarified and expanded current accounting guidance for Variable Interest Entities (‘‘VIEs’’.) FIN 46-R clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a VIE. FIN 46-R provides general guidance as to the definition of a variable interest entity and requires it to be consolidated if a party with an ownership, contractual or other financial interest absorbs the majority of the VIE’s expected losses, or is entitled to receive a majority of the residual returns, or both. A variable interest holder that consolidates the VIE is the primary beneficiary and is required to consolidate the VIE’s assets, liabilities and non-controlling interests at fair value at the date the interest holder first becomes the primary beneficiary of the VIE. The Group adopted FIN 46 and FIN 46-R effective January 1, 2004; however, such adoption did not have a material impact on the Group’s financial reporting and disclosures.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

Stock-based compensation.    On December 16, 2004, FASB issued SFAS No. 123 (revised 2004), ‘‘Share Based Payment’’ (‘‘SFAS 123R’’), which is a revision of SFAS 123. SFAS 123R supersedes APB 25 and amends Statement No. 95, ‘‘Statement of Cash Flows’’. SFAS 123R prescribes the accounting for a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS 123R provides two alternatives for adoption: (1) a ‘‘modified prospective’’ method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a ‘‘modified retrospective’’ method which follows the approach in the ‘‘modified prospective’’ method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS 123 for pro forma amounts disclosure. The Group plans to adopt SFAS 123R using the modified prospective method. The adoption of SFAS 123R is not expected to have a material impact on our results of operations. On March 30, 2005, the Security and Exchange Commission (‘‘SEC’’) released Staff Accounting Bulletin No. 107, ‘‘Share-Based Payment,’’ (‘‘SAB 107’’), which expresses the views of the SEC staff regarding the application of SFAS 123R. The adoption of SFAS 123R and SAB 107 will approximate the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share in this Note to the interim consolidated financial statements.

Inventory costs.    In November 2004, the FASB issued SFAS No. 151, ‘‘Inventory Costs an amendment of ARB No. 43, Chapter 4’’ (‘‘SFAS 151’’), which will become effective for the Group on January 1, 2006. SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and re-handling costs, be recognized as a current-period charge. The Group is currently analyzing the provisions of this statement to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Nonmonetary exchanges of similar assets.    In December 2004, the FASB issued SFAS No. 153, ‘‘Exchanges of Nonmonetary Assets’’ (’’SFAS 153’’), which will become effective for the Group on January 1, 2006. SFAS 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of the provisions of SFAS 153 is not expected to have a material impact on the Group's results of operations, financial position or cash flow.

Accounting changes and error corrections.    In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting changes and error corrections’’ (’’SFAS 154’’), which will become effective for the Group on January 1, 2006. SFAS 154 replaces APB Opinion No. 20, ‘‘Accounting Changes’’ (‘‘APB 20’’), and SFAS No. 3, ‘‘Reporting Changes in Interim Financial Statements’’, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior period’s financial statements of all changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, if a pronouncement which requires the change in accounting principle does not include specific transition provisions. SFAS 154 carries forward without change to the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

Conditional asset retirement obligations.    In March 2005, the FASB issued Interpretation No. 47, ‘‘Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143’’

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

(‘‘FIN 47’’). This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability’s fair value can be reasonably estimated. In adopting FIN 47, the Group did not recognise any additional liabilities for conditional retirement obligations due to an inability to reasonably estimate the fair value of those obligations because of their indeterminate settlement dates.

Suspended well costs.    In April 2005, the FASB issued FASB Staff Position FAS No. 19-1, ‘‘Accounting for suspended well costs’’ (‘‘FSP FAS 19-1’’), which the Group adopted on July 1, 2005. FSP FAS 19-1 amends SFAS 19 and applies to companies that follow the successful efforts method of accounting. FSP FAS 19-1 concludes that exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and an entity is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition FSP FAS 19-1 requires certain disclosures to provide financial statement users information about management’s evaluation of capitalized exploratory well costs. The adoption of the provisions of FSP FAS 19-1 did not have a material impact on the Group's results of operations, financial position or cash flow.

Buy / sell transactions.    In November 2004, the EITF began deliberating the accounting for buy/sell and related transactions as Issue No. 04-13, ‘‘Accounting for Purchases and Sales of Inventory with the Same Counterparty,’’ and reached a consensus at its September 2005 meeting. The EITF concluded that purchases and sales of inventory, including raw materials, work-in-progress or finished goods, with the same counterparty that are entered into ‘‘in contemplation’’ of one another should be combined and reported net for purposes of applying APB Opinion No. 29.

Additionally, the EITF concluded that exchanges of finished goods for raw materials or work-in-progress within the same line of business is not an exchange subject to APB Opinion No. 29 and should be recorded at fair value.

The new guidance is effective prospectively, and will become effective for the Group beginning July 1, 2006, for new arrangements entered into, and for modifications or renewals of existing arrangements. The Group is reviewing this guidance to determine the effects, if any, on the Group's results of operations, financial position or cash flow.

Impairment of investments.    In November 2005, FASB issued FSP FAS 115-1/FAS 124-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘FSP 115-1/124-1’’), which will become effective for the Group on January 1, 2006. FSP 115-1/124-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1/124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company does not expect this FSP will have a material impact on its financial reporting and disclosures.

Presentation of taxes collected from customers.    In June 2006, the FASB ratified the earlier EITF consensus on Issue 06-3, ‘‘How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation),’’ which will become effective for the Group on January 1, 2007. The new accounting standard requires that a company disclose its policy for recording taxes assessed by a governmental authority on a revenue-producing transaction between a seller and a customer. In addition, for any such taxes that are reported on a gross basis, a company is required to disclose the amounts of those taxes. The Group’s expected policy in relation to Issue 06-3 is to present the relevant taxes on a gross basis.

Income tax uncertainties.    FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’). In July 2006, the FASB issued FIN 48, which will become effective for the Group on January 1, 2007. This standard clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. A company can only

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 3:    Summary of Significant Accounting Policies (continued)

recognize the tax position in the financial statements if the position is more-likely-than-not to be upheld on audit based only on the technical merits of the tax position. This accounting standard also provides guidance on thresholds, measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial-statement comparability among different companies. The Company does not expect the implementation of this standard will have a material effect on its results of operations or financial position.

Fair value measurements.    In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements,’’ (‘‘SFAS 157’’) which provides enhanced guidance for using fair value to measure assets and liabilities, which will become effective for the Group on January 1, 2008. SAFS 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. The Group is currently evaluating the effect, if any, the adoption of SFAS 157 will have on its financial reporting and disclosures.

Note 4:    Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The interim consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30, 2006, December 31, 2005 and 2004, cash and cash equivalents of the Group, include US Dollar denominated amounts of RR 692 million (US $26 million), RR 4,299 million (US $149 million) and RR 7,583 million (US $273 million), respectively. Short-term restricted cash is cash held in escrow accounts in the amount of RR 141 million and RR 153 million at June 30, 2006 and December 31, 2005, respectively.

Note 5:    Accounts Receivable

Accounts receivable are as follows:

	At June 30, 2006			At December 31, 2005
	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net	Total accounts receivable	Accounts receivable from related parties	Accounts receivable, net
Trade – domestic	10,051	521	9,530	8,562	889	7,673
Trade – export (US $857 million and US $586 million at June 30, 2006 and December 31, 2005, respectively)	23,217	4,781	18,436	16,880	4,346	12,534
Total accounts receivable, net	33,268	5,302	27,966	25,442	5,235	20,207

Trade receivables are presented net of an allowance for doubtful accounts of RR 782 million and RR 792 million at June 30, 2006 and December 31, 2005, respectively.

Note 6:    Short and Long-Term Investments

Short-term investments are classified as follows:

	At June 30, 2006	At December 31, 2005
Certificates of deposit	4,000	2,750
Trading securities	13,497	2,366
Total short-term investments	17,497	5,116

Trading securities are held in the Group with the objective of earning profits on short-term differences in price.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 6:    Short and Long-Term Investments (continued)

Short-term investments are classified as follows:

	At June 30, 2006	At December 31, 2005
Bonds and other Russian government securities	1,129	569
Corporate debt securities	2,407	443
Equity securities	9,961	1,354
Total trading securities	13,497	2,366

Long-term investments are as follows:

	Ownership percentage at June 30, 2006	Net book value at		Group’s share income for the period ended June 30,
		June 30, 2006	December 31, 2005	2006	2005	2004
Investments in equity affiliates and joint ventures:
ZAO Tatex	50	2,151	2,001	205	139	174
Bank AK Bars	32	3,643	3,128	217	158	—
Bank Zenit	40	5,063	1,740	344	33	—
Other	20-50	472	298	110	163	45
Total investments in equity affiliates and joint ventures / income		11,329	7,167	876	493	219
Long-term investments, at cost:
ZAO Ukrtatnafta	9	504	504
ZAO OLK Center-Kapital	13	193	193
Other	0-20	353	463
Total long-term investments, at cost		1,050	1,160
Total long-term investments		12,379	8,327

At June 30, 2006, consolidated retained earnings included RR 3,085 million (at December 31, 2005 – RR 2,650 million) related to the undistributed earnings of 50% or less owned companies that are accounted for using the equity method.

Long-term investments not designated as available-for-sale or trading securities are recorded at cost because they are not traded on any market and it is not practicable to determine their fair value.

Note 7:    Inventories

Inventories are as follows:

	At June 30, 2006	At December 31, 2005
Materials and supplies	5,531	4,729
Crude oil	1,981	2,869
Refined oil products	1,205	1,402
Petrochemical supplies and finished goods	786	948
Total inventories	9,503	9,948

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 8:    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At June 30, 2006	At December 31, 2005
VAT recoverable	5,110	5,462
Prepaid export duties	4,074	6,238
Notes receivable	1,747	2,845
Advances	2,719	526
Prepaid transportation expenses	336	392
Deferred tax asset (Note 14)	607	749
Prepaid income tax	1,053	2,244
Interest receivable	1	14
Other	3,148	3,183
Total prepaid expenses and other current assets	18,795	21,653

Note 9:    Loans Receivable and Advances

	At June 30, 2006	At December 31, 2005
Long-term notes receivable	1,304	1,612
Loans to employees	1,453	1,656
Long-term accounts receivable	446	992
Other Russian Rouble denominated loans receivable	11,130	7,012
Total loans and notes receivable and advances	14,333	11,272
Less: current portion of loans receivable and advances	(4,009)	(1,652)
Less: due from related parties (Note 18)	(4,420)	(3,753)
Total long-term loans and notes receivable and advances	5,904	5,867

Loans and notes receivable and advances reported as of June 30, 2006 in the amounts of RR 1,168 million, RR 2,471 million and RR 2,265 mature in 2007, 2008 and after 2009, respectively.

In January 2004 the Group purchased, at the request of the Tatarstan government, a promissory note of RR 960 million issued by ‘‘Tatgospostavki’’, a unitary company controlled by the Tatarstan government, in order to finance social expenditures planned under Tatarstan’s budget. The promissory note is interest free and redeemable in 2024. The fair value of this note is RR 165 million and RR 157 million as of June 30, 2006 and December 31, 2005, respectively, calculated using an implied rate of return of 10%.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 10:    Property, Plant and Equipment

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value
Oil and gas properties	260,507	122,425	138,082
Buildings and constructions	28,605	10,193	18,412
Machinery and equipment	49,997	40,246	9,751
Assets under construction	6,484	—	6,484
June 30, 2006	345,593	172,864	172,729
Oil and gas properties	264,951	123,776	141,175
Buildings and constructions	26,116	9,598	16,518
Machinery and equipment	48,945	37,990	10,955
Assets under construction	5,564	—	5,564
December 31, 2005	345,576	171,364	174,212

As stated in Note 3, the Group calculates depreciation, depletion and amortization using the units-of-production method over proved or proved developed oil and gas reserves depending on the nature of the costs involved. The proved or proved developed reserves used in the units-of-production method assume the extension of our production license beyond their current expiration dates until the end of the economic lives of the fields as discussed below in further detail.

The Group’s oil and gas fields are located principally on the territory of Tatarstan. The Group obtains licenses from the governmental authorities to explore and produce oil and gas from these fields. Most of our existing production licenses expire from 2013 to 2019, and the license for our largest field, Romashkinskoye, expires in 2038. The economic lives of our licensed fields extend significantly beyond these dates. Under Russian law, the Group is entitled to renew the licenses to the end of the economic lives of the fields, provided certain conditions are met. Article 10 of the Subsoil Law provides that a license to use a field ‘‘shall be’’ extended at its scheduled termination at the initiative of the subsoil user if necessary to finish production in the field, provided that there are no violations of the conditions of the license. The legislative history of Article 10 indicates that the term ‘‘shall’’ replaced the term ‘‘may’’ in August 2004, clarifying that the subsoil user has an absolute right to extend the license term so long as it has not violated the conditions of the license. The Group has received a written confirmation from the Federal Regional Agency for Subsoil Use under the Ministry of Natural Resources of the Russian Federation confirming that, to date, it has not identified any violations of the terms of the Group’s licenses that could prevent their extension and that, based on approved development plans and in accordance with the Subsoil Law, the Group’s licenses will be extended at the Group’s request. In addition, in July 2006, the term of the Group’s license to produce oil and gas from our largest field, Romashkinsokoye, was extended through 2038. The Group’s right to extend licenses is, however, dependent on the Group continuing to comply with the terms of the licenses, and management has the ability and intent to do so. Management plans to request the extension of the licenses that have not yet been extended. The Group’s current production plans are based on the assumption, which management considers to be reasonably certain, that the Group will be able to extend all existing licenses. These plans have been designed on the basis that the Group will be producing crude oil through the economic lives of the fields and not with a view to exploiting the Group’s reserves to maximum effect only through the license expiration dates.

Miller & Lents, the Group’s independent oil and gas consultants, have confirmed with management that it is ‘‘reasonably certain’’ that the Group will be allowed to produce oil from the Group’s reserves after the expiration of existing production licenses and until the end of the economic lives of the fields. ‘‘Reasonable certainty’’ is the applicable standard for defining proved reserves under the SEC’s Regulation S-X, Rule 4-10. Accordingly, management has included in proved reserves in the supplementary information on oil and gas exploration and production activities of the interim consolidated financial statements as of and for the year ended December 31, 2005 all reserves that otherwise meet the standards

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 10:    Property, Plant and Equipment (continued)

for being characterized as ‘‘proved’’ and that the Group estimates the Group can produce through the economic lives of Group’s licensed fields.

The SEC staff has indicated that proved reserves generally should be limited to those that can be produced through the license expiration date unless there is a long and clear track record which supports the conclusion that the extension of the license will be granted as a matter of course. The Group believes that the extension of the licenses is a matter of course as fully described above. To assist the financial statement reader in understanding the proved oil reserves that will be produced during the existing license period and those that will be produced during the period of the expected license extension, the proved oil reserves have been presented separately for each of these two periods in the accompanying supplementary oil and gas information (see SFAS No. 69, ‘‘Disclosures about Oil and Gas Producing Activities’’).

The Group’s cash flows from operations are dependent on the level of oil prices, which are historically volatile and are also significantly impacted by the proportion of production that the Group can sell on the export market. Historically, the Group has supplemented its cash flows from operations with additional borrowings and may continue to do so. Should oil prices decline for a prolonged period and should the Group not have access to additional capital, the Group would need to reduce its capital expenditures, which could limit its ability to maintain or increase production and in turn meet its debt service requirements and pay dividends.

Asset Retirement Obligations.    Effective January 1, 2003, the Group adopted SFAS 143 which applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The adoption of SFAS 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations.

The Group has numerous asset removal obligations that it is required to perform under law or contract once an asset is permanently taken out of service. The Group’s field exploration, development, and production activities include assets related to: well bores and related equipment and operating sites, gathering and oil processing systems, oil storage facilities and pipelines to main transportation trunks. Generally, the Group’s licenses and other operating permits require certain actions to be taken by the Group in the abandonment of these operations. Such actions include well abandonment activities, equipment dismantlement and other reclamation activities. The Group’s estimates of future abandonment costs consider present regulatory or license requirements and are based upon management’s experience of the costs and requirement for such activities. Most of these costs are not expected to be incurred until several years, or decades, in the future and will be funded from general Group resources at the time of removal. Legal or contractual obligations, if any, to retire or otherwise abandon petrochemical, refining and marketing, distribution and banking assets are generally not recognized because of limited history of such activities in these operating areas, absence of clear and definitive legal requirements and indeterminable lives of these assets. Inasmuch as the regulatory and legal environment in Russia continues to evolve, there could be future changes to the requirements and costs associated with abandoning long-lived assets.

SFAS 143 calls for measurements of asset retirement obligations to include, as a component of expected costs, an estimate of the price that a third party would demand, and could expect to receive, for bearing the uncertainties and unforeseeable circumstances inherent in the obligations, sometimes referred to as a market-risk premium. To date, the oil and gas industry has few examples of credit-worthy third parties who are willing to assume this type of risk, for a determinable price, on major oil and gas production facilities and pipelines. Therefore, because determining such a market-risk premium would be an arbitrary process, it has been excluded from the Company’s SFAS 143 estimates.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 10:    Property, Plant and Equipment (continued)

The following tables summarize the Group’s asset retirement obligations and asset retirement costs activities:

Asset Retirement Obligations

	Six months ended June 30, 2006	Year ended December 31, 2005
Balance, beginning of period	26,262	23,803
Accretion of discount	1,313	2,380
New obligations	35	156
Spending on existing obligations	(35)	(77)
Balance, end of period	27,575	26,262
Less: current portion of asset retirement obligations (Note 13)	(205)	(32)
Long-term balance, end of period	27,370	26,230

Capital leases.    The Group leases machinery and equipment.

The following is an analysis of the leased property under capital leases:

	At June 30, 2006	At December 31, 2005
Machinery and equipment	4,794	4,141
Less: accumulated amortization	(2,475)	(1,647)
	2,319	2,494

The following is a schedule by year of future lease payments under capital leases together with the present value of the future minimum lease payments as of June 30, 2006:

Six months ended June 30:

2007	548
2008	275
2009	48
2010	9
2011	1
Total future lease payments	881
Less interest	(99)
Present value of future minimum lease payments	782
Less current portion	(547)
Long-term portion of capital lease obligations	235

Social assets.    During the six months ended June 30, 2006, 2005 and 2004 the Group transferred social assets with a net book value of RR 35 million, RR 515 million and RR 147 million, respectively, to local authorities. At June 30, 2006 and December 31, 2005, the Group held social assets with a net book value of RR 3,796 million and RR 3,906 million all of which were constructed after the privatization date. The remaining social assets comprise mainly dormitories, hotels, gyms and other facilities. The Group may transfer some of these social assets to local authorities in the future, but does not expect these to be significant. The Group incurred social infrastructure expenses of RR 23 million, RR 62 million and RR 149 million for the six months ended June 30, 2006, 2005, and 2004, respectively, for maintenance that mainly relates to housing, schools and cultural buildings (see also Note 1).

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 11:    Debt

	At June 30, 2006	At December 31, 2005
Short-term debt
Foreign currency denominated debt
Current portion of long-term debt	2,249	2,761
Other foreign currency denominated debt	310	299
Rouble denominated debt
Current portion of long-term debt	65	1,675
Other rouble denominated debt	1,350	2,070
Less: due to related parties (Note 18)	(562)	(948)
Total short-term debt	3,412	5,857
Long-term debt
Foreign currency denominated debt
BNP Paribas	1,805	2,638
Credit Suisse First Boston	895	1,586
Other foreign currency denominated debt	—	53
Rouble denominated debt	659	1,924
Total long-term debt	3,359	6,201
Less: current portion	(2,314)	(4,436)
Total long-term debt, net of current portion	1,045	1,765

Foreign currency debts are primarily denominated in US Dollars.

Short-term foreign currency denominated debt.    As of June 30, 2006 other short-term foreign currency denominated debt includes a loan from Credit Suisse Zurich.

In December 2003 the Group entered into a RR 1,034 million (US $35 million) one month revolving overdraft facility with Credit Suisse Zurich. The monthly revolving loan bears interest at 1 month LIBOR plus varying margin of about 1.8% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of June 30, 2006 and December 31, 2005 was RR 310 million (US $11.4 million) and RR 299 million (US $ 10.3 million), respectively.

Short-term Russian Rouble denominated debt.    Russian Rouble denominated short-term debt is primarily comprised of loans with Russian banks. Short-term Rouble denominated loans of RR 788 million and RR 1,122 million bear contractual interest rates of 7% to 20% and 6% to 14% per annum for the periods ended June 30, 2006 and December 31, 2005, respectively. The loans are collateralized by the assets of the Group.

Long-term foreign currency denominated debt.    In October 2002, the Group entered into a loan agreement with BNP Paribas for US $300 million. The amount outstanding under this loan as of June 30, 2006 was RR 1,805 million of which RR 1,354 million is classified as current. The loan proceeds are payable in two tranches. The first tranche in the amount US $125 million bears interest of LIBOR plus 4.25% per annum. The second tranche in the amount US $175 million bears interest at LIBOR plus 3.75%, per annum. The second tranche was redeemed in October 2005. The loan is collateralized by crude oil export contracts of 120 thousand tons per month, and matures in October 2007. The loan agreement requires compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002 the Group entered into a US $200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of June 30, 2006 was RR 895 million of which RR 895 million is classified as current. The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by crude oil export contracts of 80 thousand tons per month and matures in March 2007.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 11:    Debt (continued)

Long-term Russian Rouble denominated debt. Long-term Russian Rouble denominated debt includes non-banking loans. The loans mature between July 2007 to June 2015.

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

Aggregate maturities of long-term debt outstanding at June 30, 2006 are as follows:

June 30, 2006 – June 30, 2007	2,314
June 30, 2007 – June 30, 2008	943
June 30, 2008 – June 30, 2009	3
June 30, 2009 – June 30, 2010	68
June 30, 2010 – June 30, 2011	—
Thereafter	31
Total long-term debt	3,359

Interest paid during the six months ended June 30, 2006, 2005 and 2004 was RR 369 million, RR 516 million, and RR 789 million, respectively.

The Group has no subordinated debt and no debt that may be converted in an equity instrument of the Company.

Note 12:    Notes payable and banking customer deposits

Notes payable are as follows:

	At June 30, 2006	At December 31, 2005
Other notes payable	1,662	1,278
Less: current notes payable	(367)	(384)
Less: due to related parties	(590)	(491)
Notes payable long-term	705	403

Other notes payable as of June 30, 2006 include short-term and long-term trade promissory notes payable to third parties and bear contractual interest rates ranging from 1% to 9%, respectively.

Long-term notes payable in the amounts of RR 391 million, RR 216 million and RR 98 million outstanding at June 30, 2006 are payable in 2007, 2008 and after 2009, respectively.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 13:    Other Accounts Payable and Accrued Liabilities

Other accounts payable and accrued liabilities are as follows:

	At June 30, 2006	At December 31, 2005
Prepayments for oil sales	4,977	—
Salaries and wages payable	2,537	2,909
Insurance provision	2,622	2,082
Payable under commission contracts	—	161
Deferred revenues	148	137
Interest payable	7	9
Current portion of asset retirement obligations (Note 10)	205	32
Other accrued liabilities	2,263	1,767
Total other accounts payable and accrued liabilities	12,759	7,097

Note 14:    Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at June 30, 2006 and December 31, 2005:

	At June 30, 2006	At December 31, 2005
Inventories	—	692
Accounts receivable	159	—
Obligations under capital leases	188	181
Other accounts payable	403	204
Prepaid expenses and other current assets	—	100
Other	397	246
Deferred tax assets	1,147	1,423
Property, plant and equipment	(19,978)	(20,527)
Inventories	(182)	—
Long-term investments	(740)	(587)
Undistributed earnings	(594)	(686)
Other liabilities	(170)	(493)
Deferred tax liabilities	(21,664)	(22,293)
Net deferred tax liability	(20,517)	(20,870)

At June 30, 2006 and December 31, 2005, deferred taxes were classified in the interim consolidated balance sheet as follows:

	At June 30, 2006	At December 31, 2005
Current deferred tax asset (Note 8)	607	749
Non-current deferred tax liability	(21,124)	(21,619)
Net deferred tax liability	(20,517)	(20,870)

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 14:    Taxes (continued)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Income before income taxes and minority interest	26,084	22,634	13,616
Theoretical income tax expense at statutory rate	6,260	5,432	3,268
Increase (reduction) due to:
Non-deductible expenses	1,744	1,074	1,686
Non-taxable income	(316)	(125)	(1,079)
Other	160	369	(69)
Income tax expenses	7,848	6,750	3,806

No provision has been made for additional income taxes of RR 2,618 million on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 393 million if they were remitted as dividends.

Income taxes paid during the six months ended June 30, 2006, 2005 and 2004 was RR 8,912 million, RR 6,492 million, and RR 4,396 million, respectively.

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Unified production tax	29,928	20,562	11,341
Export duties	41,187	27,999	10,025
Excise taxes	696	269	1,013
Property tax	30	746	617
Other	697	506	610
Total taxes other than income taxes	72,538	50,082	23,606

Export duties and excise taxes are included in revenues in the interim consolidated statements of operations and comprehensive income.

Through December 31, 2003, the base rate for the unified production tax was set at RR 340 per ton of crude oil produced and adjusted monthly depending on the market price of Urals blend and the Rouble exchange rate. The tax becomes zero if the Urals blend price falls to or below US $8.00 per barrel. Due to a change in legislation, from January 1, 2004 the base rate for the unified production tax increased to RR 347 per metric ton of crude oil produced. Effective from January 1, 2005 the base tax rate for the unified production tax was increased from RR 347 to RR 419 per ton of crude oil and non-taxable threshold was increased from US $8.00 per barrel to US $9.00 per barrel. From January 1, 2007, the unified production tax rate RR 419 per ton of crude oil is multiplied by the ratio which shows the dynamics of word crude oil prices and by depletion rate of an oil field. The depletion rates are registered in the clause 3 and 4 of the chapter 342 of the Tax Code.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 14:    Taxes (continued)

At June 30, 2006 and December 31, 2005, taxes payable were as follows:

	At June 30, 2006	At December 31, 2005
Unified production tax	5,083	4,356
Value Added Tax on goods purchased	1,796	2,485
Other	1,828	2,469
Total taxes payable	8,707	9,310

The Russian government has recently revised the Russian tax system. The new tax system is intended to reduce the number of taxes and the overall tax burden on businesses and to simplify the tax laws. However, the revised tax system relies heavily on the judgments of local tax officials and fails to address many of the existing problems. Even in the event of further reforms to tax legislation, they may not result in a reduction of the tax burden on Russian companies and the establishment of a more efficient tax system. Conversely, they may introduce additional tax collection measures. Accordingly, the Group may have to pay significantly higher taxes, which could have a material adverse effect on its business.

Russian transfer pricing legislation introduced January 1, 1999 provides taxing authorities with the ability to make transfer pricing adjustments and impose additional tax liabilities related to all controllable transactions, provided that the transaction price differs from the market price by more than 20%.

Controllable transactions include transactions with interdependent parties, as determined under the Russian Tax Code, and all cross-border transactions (irrespective whether such transactions are performed between related or unrelated parties), transactions where the price applied by a taxpayer differs by more than 20% from the price applied in similar transactions by the same taxpayer within a short period of time, and barter transactions. There is no formal guidance as to how these rules should be applied in practice. Furthermore, the arbitration court’s practice with respect to these matters is contradictory.

Note 15:    Share Capital, Additional Capital and Other Comprehensive Income

Authorized share capital.    At June 30, 2006 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of RR 1.00 per share.

Golden share.    OAO Svyazinvestneftekhim, a company wholly owned by the government of Tatarstan, as of December 31, 2005 holds approximately 33.59% of the Company’s capital stock. These shares were contributed to Svyazinvestneftekhim by the Ministry of Land and Property Relations of Tatarstan in 2003. Tatarstan also holds a ‘‘Golden Share’’ — a special governmental right – in Tatneft. The exercise of its powers under the Golden Share enables the Tatarstan government to appoint one representative to the Board of Directors and Revision Committee of the Company and to veto certain major decisions, including those relating to changes in the share capital, amendments to the Charter, liquidation or reorganization and ‘‘major’’ and ‘‘interested party’’ transactions as defined under Russian law. The Golden Share currently has an indefinite term. The Tatarstan government also controls a number of the Company’s suppliers and contractors, such as the electricity producer OAO Tatenergo and the petrochemicals company OAO Nizhnekamskneftekhim (see also Note 1).

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 15:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

Rights attributable to preferred shares.    Unless a different amount is approved at the annual shareholders meeting, preferred shares earn dividends equal to their nominal value. The amount of a dividend for a preferred share may not be less than the amount of a dividend for a common share.

Preferred shareholders may vote at meetings only on the following decisions:

—	the amendment of the dividends payable per preferred share;

—	the issuance of additional shares with rights greater than the current rights of preferred shareholders; and

—	the liquidation or reorganization of the Company.

The decisions listed above can be made only if approved by 75% of preferred shareholders.

Holders of preferred shares acquire the same voting rights as holders of common shares in the event that dividends are either not declared, or declared but not paid, on preferred shares. On liquidation, the shareholders are entitled to receive a distribution of net assets. Under Russian Joint Stock Companies Law and the Company’s charter in case of liquidation, preferred shareholders have priority over ordinary shareholders to be paid declared but unpaid dividends on preferred shares and the liquidation value of preferred shares, if any.

Amounts available for distribution to shareholders.    Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ significantly from US GAAP (see Note 2). The statutory accounts are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current period net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the six months ended June 30, 2006 and 2005, the Company had a statutory current profit of RR 23,435 million and RR 16,137 million, respectively, as reported in the published statutory accounts of the Company.

At the general meeting of shareholders on June 30, 2006, final dividends of RR 1 per common share and RR 1 per preferred share, expressed in nominal Russian Roubles, were approved for 2005 for all shareholders.

Net income per share.    Under the two-class method of computing net income per share, net income is computed for common and preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

Other comprehensive income.    The balance of accumulated other comprehensive income as reported on the interim consolidated balance sheet consists of the following components:

	At June 30, 2006	At December 31, 2005
Net unrealized gain on available-for-sale securities	—	—
Net foreign currency translation adjustment gain	402	336
Accumulated other comprehensive income	402	336

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 15:    Share Capital, Additional Capital and Other Comprehensive Income (continued)

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Net income	17,922	15,797	9,494
Common share dividends	—	(1,961)	(653)
Preferred share dividends	—	(148)	(148)
Income available to common and preferred shareholders, net of dividends	17,922	13,688	8,693
Basic:
Weighted average number of shares outstanding (millions of shares):
Common	2,000	1,997	1,986
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding	2,148	2,145	2,134
Basic net income per share (RR)
Common	8.34	7.45	4.40
Preferred	8.34	7.47	5.07
Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	2,009	2,001	1,986
Preferred	148	148	148
Combined weighted average number of common and preferred shares outstanding assuming dilution	2,157	2,149	2,134
Diluted net income per share (RR)
Common	8.31	7.44	4.40
Preferred	8.31	7.46	5.07

Minority interest.    Minority interest is adjusted by dividends paid by the Group’s subsidiaries amounting to RR 185 million at June 30, 2006 and RR 261 million at December 31, 2005.

Note 16:    Stock-Based Compensation

On December 31, 2000 the Board of Directors of the Company approved the Company’s stock compensation plan (the ‘‘Plan’’) for senior management and directors of the Company. Under the provisions of the Plan the Company is entitled to issue options to its directors and senior management on an annual basis based on approval of the Board of Directors. The Board of Directors determines the number and exercise price of options as well as their expiration and vesting periods. In accordance with the Plan for all options issued, the Company reserves the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of the option.

Option issuance must be registered with the Federal Financial Markets Service (formerly the Federal Commission for the Securities Markets of the Russian Federation) within one year after the approval of the Board of Directors. After registration, the number of options, their exercise prices and other conditions are communicated to the eligible person usually within three weeks after registration through the signing of a security sales contract between the Company or its subsidiary and such person. On the signing date, the option holder pays the non-refundable portion of the exercise price and the remaining amount is payable on the exercise date. The vesting period commences from the date of signing (the grant date).

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 16:    Stock-Based Compensation (continued)

All options issued in 2005, 2004 and 2003 vest in 270 days from the grant date and expire in 365 days after the grant date. Each option gives the option holders the right to purchase one share of the Company. Since the options are granted with an option repurchase feature and because the Company expects to repurchase the stock options after vesting, variable accounting for stock-based compensation under APB No. 25, ‘‘Accounting for Stock Issued to Employees’’, and related Interpretations is applied. The compensation cost is determined prospectively as an excess of repurchase price over the exercise price of the option until full vesting is achieved. Total compensation cost is allocated rateably over the vesting period and a corresponding liability recorded in other accounts payable and accrued liabilities.

In 2005 and 2004 the Company issued 9,840,000 and 10,028,000 performance-related bonus certificates, respectively, for its senior management and directors with the right to repurchase outstanding options at the price determinable as the maximum weighted average daily market price for the preceding three years for trades on the Moscow Interbank Currency Exchange less the exercise price of option.

In 2004 and 2003 the Company repurchased the options granted in 2003 and 2002 through cash settlement at the price of RR 54.18 and RR 40.26 per option, respectively. In 2005, the Company repurchased bonus certificates issued in 2004 through a cash settlement at the price of RR 43.48. The amount of compensation expense in respect of the Plan recognized in the consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003 was RR 894 million, RR 426 million and RR 179 million, respectively.

The following table summarizes the stock option activity for the periods presented:

	2006		2005		2004
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning of year	9,840,000	16.23	10,028,000	11.70	9,300,000	11.70
Granted	—	—	9,840,000	16.23	10,028,000	11.70
Repurchased	—	—	(10,028,000)	11.70	(9,300,000)	11.70
Outstanding, end of year	9,840,000	16.23	9,840,000	16.23	10,028,000	11.70
Exercisable, end of year	—	—	—	—	—	—

The remaining lives of options outstanding at June 30, 2006, 2005 and 2004 were 0.25, 0.75 and 0.04 years, respectively.

Note 17:    Segment Information

The Group’s business activities are conducted predominantly through four business segments: exploration and production, refining and marketing, petrochemicals, and banking. The segments were determined by the way management recognizes the segments within the Group for making operating decisions and how they are evident from the Group structure.

Exploration and production segment activities consist of oil extraction by production divisions. Intersegment sales in exploration and production constitute transfers of crude oil and gas from production divisions to the refining and marketing divisions and subsidiaries.

The Group’s investments in equity method investees and equity in the net income of investees accounted for by the equity method are included within exploration and production segments, as the Group’s major equity investees are engaged in exploration and production activities with an exception of the investment in Bank AK Bars and Bank Zenit. The investment and equity in the net income of Bank AK Bars and Bank Zenit are included within banking segment. In May 2006, the Group increased its shareholding in Bank Zenit up to 39.73% as a result of acquiring newly issued shares of the bank. The Group’s investments and equity in the income of the equity investees are disclosed in Note 6.

Refining and marketing comprises purchases and sales of crude oil and refined products from the Group's own production divisions and third parties, own refining activities and retailing operations. As in prior years, the Company sold significant volumes of oil to intermediaries, which refine oil in domestic refineries, and purchased refined products processed from its oil.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 17:    Segment Information (continued)

Sales of petrochemical products include sales of petrochemical raw materials and refined products, which are used in production of tires. Sales of tires are disclosed by geographic segment for the reporting periods.

Other sales include revenues from ancillary services provided by the specialized subdivisions and subsidiaries of the Group, such as sales of oilfield equipment and drilling services provided to other companies in Tatarstan, revenues from the sale of auxiliary petrochemical related services and materials as well as other business activities, which do not constitute reportable business segments.

In accordance with SFAS No. 131 ‘‘Disclosures about Segments of an Enterprise and Related Information’’ the Group reports bank interest revenue net of interest expense since a majority of the banking segment's revenues are from interest and the management relies primarily on the ‘‘spread’’ between interest revenue and interest expense (net interest revenue) to assess performance of the segment and to make resource allocation decisions.

As a result of the sale of a significant part of the Group’s participation in Bank Zenit and of all participation in Bank Devon-Credit in 2005, the Group no longer considers its banking activities to be significant to the Group’s operations. Banking Group Zenit-Devon-Credit and Bank AK Bars are accounted for under the equity method in these consolidated financial statements.

For the six months ended June 30, 2006, 2005 and 2004 the Group had one customer which accounted for RR 27,854 million, RR 47,641 million and RR 29,644 million of sales, which represents 17%, 34% and 35% of total sales, respectively. These sales are included within refining and marketing revenues. Management does not believe that the Group is reliant on any particular customer.

The Group evaluates performance of its reportable operating segments and allocates resources based on income or losses before income taxes and minority interest not including non-banking net interest expense and monetary effects. Segment accounting policies are the same as those disclosed in Note 3. Intersegment sales are at prices that approximate market.

Segment sales and other operating revenues.    Reportable operating segment sales and other operating revenues are stated in the following table:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Exploration and production
Intersegment sales	77,361	89,875	59,493
Total exploration and production	77,361	89,875	59,493
Refining and marketing
Crude oil	28,461	9,054	5,948
Refined products	15,641	19,356	11,395
Domestic sales	44,102	28,410	17,343
Crude oil	29,733	20,938	6,410
Refined products	2,501	1,899	664
CIS sales(1)	32,234	22,837	7,074
Crude oil	65,377	60,911	38,525
Refined products	3,350	13,369	11,583
Non – CIS sales(2)	68,727	74,280	50,108
Total refining and marketing	145,063	125,527	74,525

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 17:    Segment Information (continued)

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Petrochemicals
Intersegment sales	263	130	60
Tires – domestic sales	6,843	4,859	4,292
Tires – CIS sales	1,272	988	873
Tires – non-CIS sales	311	277	414
Petrochemical and refined products	277	706	434
Total petrochemicals	8,966	6,960	6,073
Banking
Net interest income – intersegment	—	48	182
Net interest income	—	955	471
Total banking	—	1,003	653
Total segment sales	231,390	223,365	140,744
Other sales	7,970	5,997	4,245
Elimination of intersegment sales	(77,624)	(90,053)	(59,735)
Elimination of income from equity investments reported separately in the consolidated statement of operations and comprehensive income	(876)	(493)	(219)
Total sales and other operating revenues	160,860	138,816	85,035

(1)	- CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).

(2)	- Non-CIS sales of crude oil and refined products are mainly made to European markets.

Segment earnings and assets.    Segment earnings are as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Segment earnings (loss)
Exploration and production	26,038	22,228	13,345
Refining and marketing	303	583	1,222
Petrochemicals	36	(430)	109
Banking	561	461	296
Total segment earnings	26,938	22,842	14,972
Exchange gain (loss)	(1,404)	(4)	123
Interest expense, net	550	(204)	(1,479)
Income before income taxes and minority interest	26,084	22,634	13,616

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 17:    Segment Information (continued)

Segment assets are as follows:

	At June 30, 2006	At December 31, 2005
Assets
Exploration and production	236,248	220,214
Refining and marketing	45,063	45,830
Petrochemicals	13,574	11,233
Banking	8,706	4,867
Total assets	303,591	282,144

The Group’s assets and operations are primarily located and conducted in Russia.

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Depreciation, depletion and amortization
Exploration and production	4,996	4,253	3,491
Refining and marketing	296	311	406
Petrochemicals	668	643	607
Banking	—	18	12
Total segment depreciation, depletion and amortization	5,960	5,225	4,516
Additions to property, plant and equipment
Exploration and production	6,185	5,109	3,229
Refining and marketing	398	721	1,011
Petrochemicals	39	256	856
Banking	—	122	40
Total additions to property, plant and equipment	6,622	6,208	5,136

Note 18:    Related Party Transactions

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which the Group has significant shareholders and directors in common (see also Note 1). These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 18:    Related Party Transactions (continued)

The amounts of transactions for each year and the outstanding balances at each year end with related parties are as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Six months ended June 30, 2004
Sales of crude oil	24,867	51,398	22,327
Volumes of crude oil sales (thousand tons)	2,098	5,423	4,289
Sales of refined products	3,444	16,407	9,049
Volumes of refined product sales (thousand tons)	290	1,892	1,861
Sales of petrochemical products	994	2,083	961
Other sales	334	1,041	239
Purchases of crude oil	—	(2,670)	(347)
Volumes of crude oil purchases (thousand tons)	—	453	83
Purchases of refined products	—	(202)	—
Volumes of refined products purchases (thousand tons)	—	27	—
Purchases of petrochemical products	(2,311)	(933)	(708)
Purchases of electricity	(2,448)	(2,063)	(1,632)
Other purchases	(290)	(2,161)	(584)
Interest receivable	—	—	9
Bank commission receivable	—	—	2
Additions to property, plant and equipment	(654)	(542)	—

	At June 30, 2006	At December 31, 2005
Assets
Trade accounts receivable (Note 5)	5,302	5,235
Notes receivable	3,397	3,960
Certificates of deposit	5,291	4,030
Loans receivable and advances (Note 9)	245	1,192
Due from related parties short-term	14,235	14,417
Long-term loans receivable (Note 9)	4,175	2,561
Due from related parties long-term	4,175	2,561
Liabilities
Notes payable (Note 12)	(164)	(43)
Short-term debt (Note 11)	(562)	(948)
Trade accounts payable	(231)	(467)
Due to related parties short-term	(957)	(1,458)
Notes payable (Note 12)	(426)	(448)
Due from related parties long-term	(426)	(448)
Other
Loan guarantees	(317)	(1,856)

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 19:    Financial Instruments and Risk Management

Fair values.    The carrying amounts of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Information concerning the fair value of long-term investments is disclosed in Note 6.

Information concerning the fair value of loans receivable and advances is disclosed in Note 9.

Information concerning the fair value of short-term and long-term debt is disclosed in Note 11.

Information concerning the fair value of notes payable and banking customer deposits is disclosed in Note 12.

Credit risk.    The Group’s financial instruments that are potentially exposed to concentrations of credit risk consist primarily of accounts receivables, cash and cash equivalents, prepaid VAT as well as loans receivable and advances. A significant portion of the Group’s accounts receivable is due from domestic and export trading companies. The Group does not generally require collateral to limit the exposure to loss; however, sometimes letters of credit and prepayments are used. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Group beyond provisions already recorded.

The Group deposits available cash mostly with financial institutions in the Russian Federation. Deposit insurance for deposits of legal entities is not offered to financial institutions operating in the Russian Federation. To manage this credit risk, the Group allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Prepaid VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of prepaid VAT and believes it is fully recoverable within one year.

The Group’s banks take on exposures to credit risk which is the risk that a counter party will be unable to pay amounts in full when due. The banks structure the level of credit risk they undertake by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits on the level of credit risk by product, borrower and industry sector are reviewed regularly. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees.

Note 20:    Commitments and Contingent Liabilities

Guarantees and commitments.    At June 30, 2006, the Group guaranteed third party’s debt obligations to Bank Zenit in the amount of RR 526 million. As of June 30, 2006, the Group had not recorded any liability in its consolidated financial statements in connection with these guarantees as the Group does not believe, based on information available, that its probable that any amounts will be paid under these guarantees. These guarantees expire in 2009 and the Group’s total exposure including interest on underlying loans is RR 526 million.

Operating environment.    While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in any countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 20:    Commitments and Contingent Liabilities (continued)

Taxation.    Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretations of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. Also interpretations on the application of the tax legislation may vary between regional and Federal tax authorities. As a result, transactions may be challenged by tax authorities and the Group may be assessed for additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental contingencies.    The Group, through its predecessor entities, has operated in Tatarstan for many years without developed environmental laws, regulations and Group policies. Environmental regulations and their enforcement are currently being considered in the Russian Federation and the Group is monitoring its potential obligations related thereto. The outcome of environmental liabilities under proposed or any future environmental legislation cannot reasonably be estimated at present, but could be material. Under existing legislation, however, management believes that there are no probable liabilities that are in addition to the immaterial amounts already accrued in the interim consolidated financial statements, which would have a material adverse effect on the operating results or financial position of the Group.

Legal contingencies.    The Group is subject to various lawsuits and claims arising in the ordinary course of business. The outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present. In the case of all known contingencies the Group accrues a liability when the loss is probable and the amount is reasonably estimable. Based on currently available information, management believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the Group’s interim consolidated financial statements.

Social commitments.    The Group contributes significantly to the maintenance of local infrastructure and the welfare of its employees within Tatarstan, which includes contributions towards the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. Such funding is periodically determined by the Board of Directors after consultation with governmental authorities and recorded as expenditures when incurred.

In addition, the Group is committed to make certain contributions which are determined solely at the discretion of the Group’s or its subsidiaries’ management but not less than the minimum annual payment regulated by current Russian legislation. Also the provisions of collective agreements concluded on an annual basis between the Company or its subsidiaries and their employees require the Group to pay certain post-employment and other benefits, to follow health and safety standards as well as a variety of other social benefits in excess of those required by law. In 2005, 2004 and 2003 the contributions to the non-governmental pension plan and post-employment benefit payments were not material (see also Note 1).

Transportation of crude oil.    The Group benefits from the blending of its crude oil in the Transneft pipeline system since the Group’s crude oil production is generally of a lower quality than that produced by other regions of the Russian Federation which supply through the same pipeline system. There is currently no equalization scheme for differences in crude oil quality within the Transneft pipeline system and the implementation of any such scheme is not determinable at present. However, if this practice were to change, the Group’s business could be materially and adversely affected.

TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)
(in millions of Russian Roubles)

Note 21:    Subsequent Events

Changes in the Group’s composition.    As a result of additional participation shares issued by IPCG Fund during 2006, the Group’s ownership has been reduced to less than 50%. Upon termination of IPCG Fund subscription period at December 31, 2006, the Company will evaluate the accounting treatment of its interest and the related effect on its treasury shares transferred to IPCG Fund. During 2006, IPCG Fund also acquired a 40.98% interest in Bank Zenit.

On October 23, 2006, the Group entered into a five-year fiduciary management agreement with the Tatarstan government for the fiduciary management of 426,293,985 ordinary shares, or 28.78%, of ZAO Ukrtatnafta held by the Tatarstan government, for a management fee payable to the Group by the government. Under this agreement, the Group is entitled to propose candidates for the board of directors and the management board and to vote the shares in its fiduciary management at shareholders’ meetings, on instructions of the Tatarstan government if the vote relates to major transactions, reorganization, changes in the capital stock, amendments to the charter, establishment of subsidiaries and election of members of the board of directors and the management board. The Group is not entitled to receive dividends paid on the shares in the Group’s fiduciary management. The Group may not dispose any of the shares in its fiduciary management without a prior written consent of the Tatarstan government.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT
(Registrant)
Date:	November 13, 2006	By:	/s/ VLADIMIR P. LAVUSHCHENKO
(Signature)
			Name:	(Vladimir P. Lavushchenko)
			Title:	(Deputy General Director for Economics, Chairman of Disclosure Committee)